Exhibit 99.1

August 27, 2024

Constellium to Appoint Bradley L. Soultz as Special Advisor to the Board of Directors

Paris – Constellium SE (NYSE: CSTM) today announced that Mr. Bradley L. Soultz will be appointed as Special Advisor to the Board of Directors in September 2024. The Board expects to put forward the nomination of Mr. Soultz as a Non-Executive Director at the Company’s Annual General Meeting to be held in 2025.

Mr. Soultz has served as CEO of WillScot Mobile Mini (Nasdaq: WSC) since the merger of WillScot and Mobile Mini in 2020. Prior to becoming WillScot’s President and CEO in 2017, he served as President and CEO of Williams Scotsman (WSII), where he was responsible for the strategic and operational aspects of WSII’s North American business and for helping prepare the company for its reemergence as a public company.

Before joining WSII, Mr. Soultz worked for nine years at Novelis, most recently as Chief Commercial and Strategy Officer. He started his career with Cummins.

A U.S. national, Mr. Soultz has lived both in Europe and North America, and holds a Bachelor of Science Agricultural Engineering from Purdue University.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €7.2 billion of revenue in 2023.

www.constellium.com

Media Contacts
Investor Relations	Communications
Jason Hershiser	Delphine Dahan-Kocher
Phone: +1 443 988-0600	Phone: +1 443 420 7860
investor-relations@constellium.com	delphine.dahan-kocher@constellium.com

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